--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               FINAL AMENDMENT TO
                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              GCR HOLDINGS LIMITED
                           (Name of Subject Company)

                            ------------------------

                                  EXEL LIMITED
                             EXEL ACQUISITION LTD.
                                   (Bidders)

                            ------------------------

                   ORDINARY SHARES, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  G3774N 10 0
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             PAUL S. GIORDANO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  EXEL LIMITED
                                CUMBERLAND HOUSE
                              ONE VICTORIA STREET
                            HAMILTON HM 11, BERMUDA
                                 (441) 292-8515

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                              IMMANUEL KOHN, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              (Page 1 of 6 Pages)

CUSIP No. G3774N 10 0

---------------------------------------------------------------------------------------------------------

       1.  Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           EXEL Limited                                                       I.R.S. No. 98-0058718
---------------------------------------------------------------------------------------------------------

       2.  Check the Appropriate Box if a Member of Group
           (See Instructions)                                                                     (a) / /
                                                                                                  (b) / /
---------------------------------------------------------------------------------------------------------

       3.  SEC Use Only
---------------------------------------------------------------------------------------------------------

       4.  Sources of Funds (See Instructions)
           BK, WC, OO
---------------------------------------------------------------------------------------------------------

       5.  Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f)                                                    / /
---------------------------------------------------------------------------------------------------------

       6.  Citizenship or Place of Organization
           Cayman Islands
---------------------------------------------------------------------------------------------------------

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           24,300,115
---------------------------------------------------------------------------------------------------------

       8.  Check if the Aggregate Amount in Row (7)
           Excludes Certain Shares (See Instructions)                                                 / /
---------------------------------------------------------------------------------------------------------

       9.  Percent of Class Represented by Amount in Row (7)
           98.0%
---------------------------------------------------------------------------------------------------------

      10.  Type of Reporting Person (See Instructions)
           CO

                              (Page 2 of 6 Pages)

CUSIP No. G3774N 10 0

---------------------------------------------------------------------------------------------------------

       1.  Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Exel Acquisition Ltd.                                                   I.R.S. No. (pending)
---------------------------------------------------------------------------------------------------------

       2.  Check the Appropriate Box if a Member of Group
           (See Instructions)                                                                     (a) / /
                                                                                                  (b) / /
---------------------------------------------------------------------------------------------------------

       3.  SEC Use Only
---------------------------------------------------------------------------------------------------------

       4.  Sources of Funds (See Instructions)
           BK, WC, OO
---------------------------------------------------------------------------------------------------------

       5.  Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f)                                                    / /
---------------------------------------------------------------------------------------------------------

       6.  Citizenship or Place of Organization
           Cayman Islands
---------------------------------------------------------------------------------------------------------

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           24,300,115
---------------------------------------------------------------------------------------------------------

       8.  Check if the Aggregate Amount in Row (7)
           Excludes Certain Shares (See Instructions)                                                 / /
---------------------------------------------------------------------------------------------------------

       9.  Percent of Class Represented by Amount in Row (7)
           98.0%
---------------------------------------------------------------------------------------------------------

      10.  Type of Reporting Person (See Instructions)
           CO

                              (Page 3 of 6 Pages)

    This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on May 14, 1997, as amended (the "Schedule 14D-1"), with the Securities and Exchange Commission by EXEL ACQUISITION LTD. (the "Purchaser"), a Cayman Islands company and a wholly owned subsidiary of EXEL LIMITED, a Cayman Islands company ("Parent"), to purchase all of the outstanding Ordinary Shares, par value $.10 per share (the "Shares"), of GCR HOLDINGS LIMITED, a Cayman Islands company (the "Company"), at a purchase price of $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase"), as amended, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(2), and (a)(9). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Item 6 is hereby amended and supplemented by adding thereto the following:

        Based on the final count of Shares validly tendered and not properly withdrawn pursuant to the Offer, Purchaser acquired 23,074,115 Shares. The acceptance of such tendered Shares, in addition to the 1,226,000 Shares owned prior to the Offer, result in an aggregate amount of 24,300,115 Shares owned by the Purchaser and Parent which represent approximately 98.0% of Shares outstanding.

                              (Page 4 of 6 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL LIMITED

                                By:             /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                Name:              Brian M. O'Hara
                                Title:   PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 17, 1997

                              (Page 5 of 6 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL ACQUISITION LTD.

                                By:             /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                Name:              Brian M. O'Hara
                                Title:                 PRESIDENT

Dated: June 17, 1997

                              (Page 6 of 6 Pages)